Exhibit 12
EQUITY RESIDENTIAL
Computation of Ratio of Earnings to Combined Fixed Charges
($ in thousands)

	Quarter Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Income (loss) from continuing operations	$7,727	$(9,407)	$(29,035)	$(5,959)	$(49,581)	$(12,873)	$(38,127)
Interest expense incurred, net	121,376	114,111	470,551	496,146	481,770	481,117	409,583
Amortization of deferred financing costs	3,023	2,996	10,172	12,545	9,626	9,973	7,976

Earnings before combined fixed charges and preferred distributions	132,126	107,700	451,688	502,732	441,815	478,217	379,432
Preferred Share distributions	(3,466)	(3,620)	(14,368)	(14,479)	(14,507)	(22,792)	(37,113)
Premium on redemption of Preferred Shares	—	—	—	—	—	(6,154)	(3,965)
Preference Interest and Junior Preference Unit distributions	—	—	—	(9)	(15)	(441)	(2,002)
Premium on redemption of Preference Interests	—	—	—	—	—	—	(684)

Earnings before combined fixed charges	$128,660	$104,080	$437,320	$488,244	$427,293	$448,830	$335,668

Interest expense incurred, net	$121,376	$114,111	$470,551	$496,146	$481,770	$481,117	$409,583
Amortization of deferred financing costs	3,023	2,996	10,172	12,545	9,626	9,973	7,976
Interest capitalized for real estate and unconsolidated entities under development	1,700	4,365	13,008	34,859	60,072	45,107	20,734
Amortization of deferred financing costs for real estate under development	—	600	2,768	3,585	1,986	1,521	46

Total combined fixed charges	126,099	122,072	496,499	547,135	553,454	537,718	438,339
Preferred Share distributions	3,466	3,620	14,368	14,479	14,507	22,792	37,113
Premium on redemption of Preferred Shares	—	—	—	—	—	6,154	3,965
Preference Interest and Junior Preference Unit distributions	—	—	—	9	15	441	2,002
Premium on redemption of Preference Interests	—	—	—	—	—	—	684

Total combined fixed charges and preferred distributions	$129,565	$125,692	$510,867	$561,623	$567,976	$567,105	$482,103

Ratio of earnings before combined fixed charges to total combined fixed charges (1)	1.02	—	—	—	—	—	—

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)	1.02	—	—	—	—	—	—

(1)	For the quarter ended March 31, 2010 and the years ended December 31, 2010, 2009, 2008, 2007 and 2006, the coverage deficiencies approximated $18.0 million, $59.2 million, $58.9 million, $126.2 million, $88.9 million and $102.7 million, respectively. All ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations. The ratios have been further reduced due to non-cash depreciation expense and impairment charges and premiums on the redemption of Preferred Shares and/or Preference Interests. The Company was in compliance with its unsecured public debt covenants for all periods presented.

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